Staley, Okada & Partners
CHARTERED ACCOUNTANTS

Suite 400 — 889 West Pender Street
Vancouver, BC Canada V6C 3B2
Tel 604 694-6070
Fax 604 585-8377
info@staleyokada.com
www.staleyokada.com

Report of Independent Registered Chartered Accounting Firm

To the Shareholders of Berkley Resources Inc.:

We have audited the accompanying balance sheet of Berkley Resources Inc. (the “Company”) as at 31 December 2004 and the related statements of operations, deficit, and cash flows for the year ended 31 December 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at 31 December 2004, and the results of its operations and its cash flows for the year ended 31 December 2004, in accordance with Canadian generally accepted accounting principles.

The comparative figures as at 31 December 2003 and the two year periods ended 31 December 2003 and 2002 are based on financial statements audited by other auditors who expressed unqualified opinions thereon in their reports dated 31 March 2004 and 11 April 2003.

“Staley, Okada & Partners”
STALEY, OKADA & PARTNERS
CHARTERED ACCOUNTANTS

Vancouver, B.C.
23 April 2005

Staley, Okada & Partners is member of MSI, a network of Independent professional firms ^ A member of the Institute of Chartered Accountants of British Columbia
A partnership of Incorporated professionals; L.M. Okada, Ltd., K.A. Scott, Ltd., J.M. Bhagirath,
Ltd., L.W.D. Vickars, Ltd., G.S. Traher, Inc., D. Larocque, Ltd.